UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/ Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski
Senior Vice President and Secretary
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(303) 220-6600
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$500,000,003.80	$53,500.00

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 10,000,000 shares of Series A common stock at the tender offer price of $25.00 per share and the purchase of 10,288,066 shares of Series C common stock at the tender offer price of $24.30 per share.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
       Amount Previously Paid: $53,500
       Form or Registration No.: Schedule TO
       Filing Party: Liberty Global, Inc.

Date Filed: May 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Issuer Tender Offer Statement”) initially filed on May 18, 2006 by Liberty Global, Inc., a Delaware corporation (“Liberty Global”), in connection with its offer to purchase up to 10,000,000 shares of its Series A common stock, par value $0.01 per share, and up to 10,288,066 shares of its Series C common stock, par value $0.01 per share, or such lesser number of shares of either series as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated May 18, 2006 (the “Offer to Purchase”), as amended and supplemented, and the related letter of transmittal (which together, as may be amended or supplemented from time to time, constitute the tender offer). Liberty Global is inviting stockholders to tender shares of Series A common stock at a price per share of $25.00 and shares of Series C common stock at a price per share of $24.30, in each case net to the seller in cash, less any applicable withholding taxes, without interest, upon the terms and subject to the conditions of the tender offer.
      This Amendment is being filed (i) in order to provide information required by Item 8 of Schedule TO which was not available to Liberty Global at the time the Issuer Tender Offer Statement was initially filed and (ii) to file as exhibits under Item 12, copies of communications to Liberty Global’s 401(k) plan participants from the trustee of such plan, which communications were not available to Liberty Global at the time the Issuer Tender Offer Statement was initially filed, and to remove the reference to Exhibit (a)(1)(viii), the Letter to Participants in the Liberty Media Corporation 401(k) Savings and Stock Ownership Plan.

Item 8.	Interest in Securities of the Subject Company.
      This Item 8 is hereby amended to add the following information:
      The following directors and executive officers of our subsidiaries have advised Liberty Global that they made the following transactions in our common stock during the 60 day period preceding the public announcement of the tender offer:

•	David Leonard, a director of VTR GlobalCom SA, on May 11, 2006, sold 60 Series A shares at $21.68 per share and 60 Series C shares at $21.31 per share in open market transactions;

•	Greg Armstrong, Chief Operating Officer and Executive Vice President of Jupiter Telecommunications Co., Ltd., on May 11, 2006, exercised options for 3,798 Series A shares and 3,798 Series C shares and sold such shares at an average price per share of $21.53 per Series A share and $21.24 per Series C share in open market transactions;

•	Jay Gleason, Chief Financial Officer of Liberty Global’s Latin America division, through his 401(k) Plan account, sold 1,120 Series A shares at an average price per share of $20.73 on April 3, 2006 and sold 1,421 Series C shares at an average price per share of $20.35 on April 4, 2006;

•	James R. Clark, Senior Vice President of Operations of Liberty Global’s Latin America division, exercised options for 4,310 Series A shares and 4,310 Series C shares and sold such shares at an average price of $20.85 per Series A share and $20.25 per Series C on April 12, 2006 in open market transactions, sold 371 Series A shares at an average price per share of $20.94 and 371 Series C shares at an average price per share of $20.30 on April 13, 2006 in open market transactions, and sold 700 Series C shares at an average price per share of $20.26 on April 17, 2006;

•	Mike Erickson, Senior Vice President, Strategy & Development of Liberty Global’s Japan division, had 32 Series A shares and 32 Series C shares withheld in satisfaction of tax withholding requirements upon the vesting of restricted stock on April 14, 2006. Such shares were valued for this purpose at the closing price for the applicable series on the date withheld; and

•	Ruth Pirie, Chief Financial Officer of Liberty Global Europe Ltd., had 62 Series A shares and 62 Series C shares withheld in satisfaction of tax withholding requirements upon the vesting of restricted stock on May 3, 2006. Such shares were valued for this purpose at the closing price for the applicable series on the date withheld.

      Shares of restricted stock of Mr. Erickson and Ms. Pirie withheld in satisfaction of tax withholding requirements and shares issued upon exercise of options by Messrs. Armstrong and Clark are included in the total amounts for such transactions by persons other than directors and executive officers of Liberty Global during the 60 day period preceding the public announcement of the tender offer set forth in the section of the Offer to Purchase entitled “The Tender Offer — 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” under the heading “Transactions in Last 60 Days by Directors and Executive Officers”.

Item 12.	Exhibits.
      This Item 12 is hereby amended to remove the reference to Exhibit (a)(1)(viii), the Letter to Participants in the Liberty Media Corporation 401(k) Savings and Stock Ownership Plan, and to file the documents referred to below:

Exhibit
Number	Description

(a)(1)(vi)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series A common stock).
(a)(1)(vii)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series C common stock).

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.

By:	/s/ Elizabeth M. Markowski

Name: Elizabeth M. Markowski
Title:Senior Vice President, General Counsel
and Secretary
Date: May 23, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 18, 2006.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series A common stock).
(a)(1)(vii)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series C common stock).
(a)(1)(ix)	Guide for Plan Participants in the Liberty Global 401(k) Savings Plan Puerto Rico regarding the Tender Offer of Liberty Global, Inc.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.*
(b) Letter from Brokers to Clients.*
(c) Press Release dated May 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on May 16, 2006).
(d) Form of Summary Advertisement.*
(b)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 10.1 to Registrant’s Annual Report on Form 10-K, filed on March 14, 2006 (File No. 000-51360) (the “2005 Form 10-K”)).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on August 19, 2005 (File No. 000-51360) (the “Incentive Plan 8-K”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Registrant (as assignee of LMI) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004 (File No. 005-79904)).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, filed on December 27, 2005 (File No. 000-51360) (the “409A 8-K”)).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective March 8, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.7 to the 2005 Form 10-K).

Exhibit
Number	Description

(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Merger 8-K).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective March 8, 2006) (incorporated by reference to Exhibit 10.9 to the 2005 Form 10-K).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (File No. 000-49658) (the “UGC 2003 10-K”)).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on December 6, 2005 (File No. 000-51360)).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC’s Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004 (File No. 000-49658).
(d)(20)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Registrant, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to Liberty Media International, Inc.’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Schedule TO on May 18, 2006.